UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Luigi Lavazza S.p.A.
Corso Novara, 59
10154 Torino, Italy
Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 8,513,752 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 8,513,752 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,752 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 8,513,752 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 8,513,752 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,752 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 8,513,752 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 8,513,752 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,513,752 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on October 8, 2010, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Green Mountain Coffee Roasters, Inc. (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4-7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.	Purpose of Transaction

In September 2010, Lavazza invested in the Issuer to become a minority stockholder in what the parties anticipated would be a long-term cooperative and strategic relationship between Lavazza and the Issuer.  Subsequently, in January 2011, Lavazza entered into a Development and Distribution Agreement with the Issuer and Keurig, Incorporated, a wholly owned subsidiary of the Issuer, relating to the development, manufacture and distribution of Lavazza products in the United States (a “Distribution Agreement”).  In May 2011, Lavazza further increased, pursuant to its preemptive rights, its investment in the Issuer.

Lavazza remains committed to its long-term cooperative and strategic relationship with the Issuer.  In light of global economic conditions, and particularly those in Europe and in Italy, however, Lavazza has reviewed its minority investment in the Issuer and considered ways in which some of the value of such equity investment can be either ensured or monetized.  Under the SPA, Lavazza is precluded from entering into any hedging or similar transaction with the same economic effect as a sale of any shares of Common Stock.  In its consideration of alternatives, Lavazza asked the Issuer if it would consent to Lavazza hedging a portion of its investment.  Following these discussions, Lavazza and the Issuer agreed to amend certain provisions of the SPA with respect to the sale or hedging of shares of Common Stock held by Lavazza pursuant to a Second Amendment to Common Stock Purchase Agreement, dated as of February 23, 2012 (the “Second Amendment”).

The Second Amendment is Exhibit 5 to this Amendment and is incorporated herein by reference.  The following description of various terms of the Second Amendment is qualified in its entirety by reference to the full text of the Second Amendment.

Under the Second Amendment, if, at any time, Lavazza holds less than five percent of the then total number of shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, Lavazza is permitted to enter into a hedging transaction with a term of at least three years with respect to up to one-half of its holdings at such time (a “Hedge Transaction”).  If Lavazza enters into a Hedge Transaction, the remaining shares held by Lavazza (other than those purchased pursuant to the Supplemental SPA) shall be subject to an additional lock-up for a period of one year from the initiation of the Hedge Transaction (the “Additional Restricted Period”) during which Lavazza agreed not to sell, pledge or otherwise transfer any of the shares of Common Stock subject to such lock-up.  In addition, in connection with a Hedge Transaction, Lavazza is permitted to pledge, lend or otherwise similarly transfer a number of shares equal to the number of shares hedged in the Hedge Transaction to the counterparty for such Hedge Transaction as a “stock loan.”  Lavazza will obtain the return of, and the ability to vote, any shares subject to such a stock loan (or cause such shares to be voted) in accordance with the SPA, except in certain limited circumstances provided in the Second Amendment.

Under the Amendment, if Lavazza has entered into a Hedge Transaction, Lavazza may not, without the Company’s prior written consent, modify the Hedge Transaction to: (i) increase the number of shares of Common Stock subject to such Hedge Transaction at any time; (ii) increase the maturity of such Hedge Transaction during the first 18 months of such Hedge Transaction; or (iii) change the put option and call option strike prices during the first 12 months of such Hedge Transaction.  Additionally, if, at the time of any proposed modification to the Hedge Transaction, Lavazza holds more than five percent of the then total shares of Common Stock calculated in accordance with Rule 13d-1 under the Exchange Act, Lavazza will not be permitted to modify the Hedge Transaction without the consent of the Company. All such consent requirements are subject to certain limited exceptions described more fully in the Amendment.

After the conclusion of the Additional Restricted Period, until the end of the Standstill Period, Lavazza will be limited in its ability to sell, pledge or otherwise transfer shares of Common Stock purchased under the SPA, and any shares Lavazza then holds in excess of 12% of the then outstanding Common Stock on the same terms as the existing SPA.  All other prohibitions on hedging transactions pursuant to the SPA, other than as described above, shall remain in effect.

Under the terms of the Second Amendment, in the event that the total number of shares of Common Stock beneficially owned by Lavazza is below five percent, other than as a result of an increase by the Issuer of the number of shares of Common Stock outstanding, Lavazza’s right to propose a nominee to the board of directors of the Issuer, previously described in the Statement, shall terminate.

Under the SPA, Lavazza is subject to the Issuer’s trading windows and black-out policies applicable to insiders and, accordingly, may only sell shares or enter into a Hedge Transaction during such window periods. Upon reaching agreement on the Second Amendment, Lavazza determined to sell a number of shares with the intention of reducing its holdings to a level below 5%.  Lavazza sold 661,239 shares of Common Stock in open market transactions yesterday following such determination.  Lavazza expects, depending on market conditions and subject to the terms of the SPA, to sell an additional approximately 790,000 shares of Common Stock, which will result in its holdings being below 5%.  Lavazza has not determined that it will seek to enter into a Hedge Transaction.  Lavazza intends to continue to review its investment and market conditions generally and for shares of Common Stock in particular and may, subject to the Issuer’s trading window policies and the terms of the SPA and the Second Amendment, determine to enter into a Hedge Transaction or, in the future, sell additional shares of Common Stock.  Consistent with its continuing intention to maintain a long-term relationship with the Issuer, if Lavazza does determine to enter into a Hedge Transaction, it currently intends to continue to hold a significant part of its current investment, subject to the terms of the SPA and the Second Amendment, including any lock-up for an Additional Restricted Period as described above.

Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-c)
On February 23, 2012, Lavazza sold an aggregate of 661,239 shares of Common Stock for an aggregate price of $44,870,089.28 in open market transactions on Nasdaq.  Attached as Annex A to this Amendment is a table setting forth certain information with respect to the sale transactions effected yesterday.  Except as set forth herein, no transaction in the shares of Common Stock was effected during the past 60 days by the Reporting Persons.  As a result of such sales, as of the date hereof, Lavazza holds, and has beneficial ownership of, an aggregate of 8,513,752 shares.  As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza.  The 8,513,752 shares of Common Stock so beneficially owned represent approximately 5.5% of the currently outstanding Common Stock (based on the 154,854,811 shares of Common Stock reported by the Issuer to be outstanding as of January 26, 2012 in its Schedule 14A filed with the SEC on February 2, 2012).  Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 4 above, Lavazza is party to the Second Amendment.

Item 7.                 Material to Be Filed as Exhibits

Exhibit 5	Second Amendment to Common Stock Purchase Agreement, dated as of February 23, 2012, by and between Green Mountain Coffee Roasters, Inc. and Lavazza S.p.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2012

LUIGI LAVAZZA S.P.A.

By:   /s/  Alberto Lavazza
Title:  Chariman of the Board

ALBERTO LAVAZZA S.A.P.A.

By:   /s/ Alberto Lavazza
Title:  Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By:   /s/ Giuseppe Lavazza
Title:  Personally Responsible Partner

Annex A

Sales of Common Stock on February 23, 2012

Set forth below is information regarding the sales of Common Stock by Lavazza on February 23, 2012.  These sales were effected as multiple open market sales executed by a broker-dealer on Lavazza’s behalf.  In accordance with SEC guidance, the sale transactions are aggregated within price ranges for purposes of calculating the weighted average sale price for each range.

Date	Number of Shares	Weighted Average Price per Share

2/23/12	57,512	$69.3277 1
2/23/12	129,066	$68.4729 2
2/23/12	474,661	$67.5558 3

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares sold at each separate price on February 23, 2012.

_________________________________
1 Represents shares sold at prices ranging from $69.01 to $69.87 per share.
2 Represents shares sold at prices ranging from $68.00 to $68.96 per share.
3 Represents shares sold at prices ranging from $67.05 to $67.9975 per share.